Mail Stop 4561

May 19, 2009

Thomas Tippl
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

      Re: Activision Blizzard, Inc.
              Form 10-Q for the Quarter Ended September 30, 2008
              Filed November 10, 2008
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              File No. 001-15839

Dear Mr. Tippl:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended September 30, 2008

Exhibits

1.   Please tell us how you considered providing a letter from your independent accountants indicating whether or not the change in revenue recognition method for expansion packs is to an alternative principle which is preferable under the circumstances. Refer to Rule 10-01(b)(6) of Regulation S-X.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2.   Tell us how you considered whether the discussion of the results of operations and financial condition set forth in the audited financial statements included in the filing should be supplemented by a discussion based upon pro forma financial information. In this regard, the business combination with Vivendi appears to have significantly affected comparability of the results of operations and financial condition.

Critical Accounting Policies and Estimates

Revenue Recognition, page 40

3.   We note that when products contain online features or additional functionality that is considered more than an inconsequential separate deliverable, you recognize revenue ratably over the estimated service period, and for subscription arrangements you recognize revenues ratably over the subscription period. However, you do not appear to have disclosed the time periods over which revenue is recognized for these types of arrangements. Considering the increasing significance of arrangements entailing the deferral of revenue to your business, it appears that this information would assist readers in understanding the impact such arrangements will have on future periods. Please tell us, and consider disclosing in future periods, estimated service periods and subscription terms, or ranges thereof, over which revenues will be recognized.

Item 8. Consolidated Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-2

4.   In light of your auditors dual dated opinion for fiscal 2007 and 2006, please tell us what consideration your auditors gave to referencing PCAOB standards in their audit report. See SEC Release No. 33-8422.

Notes to Consolidated Financial Statements

2. Accounting Changes

Change in Accounting Principles, page F-9

5.   We note your disclosure that, prior to the business combination, Vivendi Games
        determined that the sale of *The Burning Crusade* expansion pack was a separate
        deliverable with standalone value apart from the *World of Warcraft* license and
        subscription to the online game. We further note that subsequent to the business
        combination with Vivendi Games, you determined that *The Burning Crusade*
        expansion pack did not have standalone value. Please explain how you concluded
        that the method used prior to the business combination was an allowable
        alternative accounting principle and tell us how you considered whether the
        change represented a correction of an error under SFAS 154.

Item 9A. Controls and Procedures, page 60

6.   Please revise your disclosure in future filings to remove the statement "subject to
        the limitations described above" and state clearly, if true, that your principal
        executive officer and principal financial officer concluded that your disclosure
        controls and procedures were effective at the reasonable assurance level as of the
        end of the period covered by the report. See Section II.F.4 of SEC Release No.
        34-47986. As part of your response, please confirm, if true, that your principal
        executive officer and principal financial officer concluded that your disclosure
        controls and procedures were effective at the reasonable assurance level, absent
        any qualification, as of the end of the period covered by the report.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Mark Shannon, Staff Accountant, at (202) 551-3299, or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief